30 November, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary



Billabong
International
Limited
ABN 17 084 923 946
1 Billabong Place
Burleigh Heads QLD 4220
Australia
PO Box 283
Burleigh Heads QLD 4220
Australia
Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

dw 1/2/08

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3Y – Change of Director's Interest Notice: D. O'Neill	30/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: P. Naude	30/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: G. Merchant	27/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: A. McDonald	26/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: G. Merchant	22/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: G. Merchant	16/11/2007	ASX
Appendix 3Y – Change of Director's Interest Notice: D. O'Neill	13/11/2007	ASX
Billabong completes licensee purchase (South Africa)	29/10/2007	ASX
Resolutions approved from the AGM	26/10/2007	ASX
Chairman & CEO Address to the AGM	26/10/2007	ASX

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	13 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 November 2007
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 557,772 (Derek O'Neill) 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,116,440 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	56,363
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A	
No. of securities held after change	469,049	(ANZ Nominees Limited)
	557,772	(Derek O'Neill)
	45,496	(Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met)
	44,123	(Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met)
	56,363	(Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met)
	1,172,803	**TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 26 October, 2007.	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Naude
Date of last notice	24 September, 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 November 2007
No. of securities held prior to change	1,821,179 (Paul Naude) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,908,592 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	48,745
Number disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	1,821,179 (Paul Naude) 45,496 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 41,917 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) 48,745 (Paul Naude – shares will vest after the three year performance period end date of 30 June 2010, provided the performance hurdles have been met) **1,957,337 TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares awarded under the Billabong Executive Performance Share Plan as approved at the company's AGM on 26 October, 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

ASX ANNOUNCEMENT
26 October 2007

Chairman's Address to the Annual General Meeting of Billabong International Limited

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

A consistent, long-term growth performer ... this is what Billabong International Limited has been driving to establish a reputation for since its listing on the Australian Securities Exchange in August 2000. Those of you that have been long term shareholders would be familiar with this goal and our success to date in its achievement.

Growth was again evident in the 2006-07 financial year, with the Company delivering its seventh straight year of strong profit. As a Board of Directors, the most we can ask of management is to deliver long-term growth on both the top and bottom lines. I think you will agree our team has been very successful in delivering that over a number of years.

With this track record, shareholders could well question why Billabong is experiencing a volatile period in its share price. Let me make some observations based on the fact that within Billabong the North American business currently contributes more than 45% of Group sales and more than 40% of Group EBITDA. With the business experiencing a strong growth profile, both organically and by acquisition, these percentages may increase over time.

Firstly, the market has a view of an economic slowdown in the USA and general consumer sentiment in the US being relatively subdued. Secondly, there is the strong appreciation of the Australian dollar against the US dollar.

So, what is the impact of all this on Billabong? In relation to consumer sentiment and a cooling in the US economy, I'm happy to report that our business in the US boardsports sector remains resilient. In relation to the strong Australian dollar against the US dollar, our constant currency guidance will remain unaffected but our reported numbers will be impacted as your CEO will detail in his address. Overall, however, management is charged with delivering strong constant currency growth; exchange rates are certainly not within their control.

Moving to other matters, through the 2006-07 year there was much effort invested into the extension or development of the Group's social and environmental initiatives. This ranged from the ongoing support of the SurfAid International medical mission and the development of an associated educational program in Australian schools, through to the evaluation of the Group's global carbon footprint. While Billabong is not subject to any regulation in relation to the reporting of its carbon footprint, the Company is voluntarily disclosing its emissions as part of a move to build awareness of the environmental debate and provide a benchmark from which future performance can be assessed. With this in mind, I can today announce the Company has an audited global carbon footprint of 16,463 tonnes of CO2 equivalent. This is extremely low compared to those of businesses in other industries although it will not divert the Company from seeking ways to improve. Billabong is now analyzing its emissions data as part of the Company's ongoing environmental initiatives and I anticipate some recommendations will flow out of that process.

Turning now to general governance issues, you will have noted recently that new legislation allowed the Company to ask shareholders to opt-in to receive a printed copy of the Full Financial Report and the Shareholder Review. I thank many of you for accepting this new form of delivery as it simplifies the reporting process, delivers some modest cost savings and helps to reduce the Company's environmental impact. You will also have noted that we have replaced the old Concise Annual Report with a Shareholder Review. Again, this is designed to simplify the reporting process and provide investors with a basic snapshot of the business performance. For those seeking a complete overview of the Company's business, all relevant information is available on the corporate website.

During the 2006-07 year our founding Chairman, Gary Pemberton, retired from his role as a non-executive Director of Billabong International Limited. This saw the Company scale back the number of Directors from eight to seven while a strategic review was undertaken to ascertain the required skill set of a new Director to complement the Board and the future needs of the Company. I am pleased to announce today that, in response to the review, the Board has identified an outstanding candidate. Tony Froggatt, a non executive Director of Brambles and the current Chief Executive Officer of the Scotland-based brewer, Scottish and Newcastle PLC, has accepted an invitation to join the Board of Billabong in February 2008. Tony has extensive experience with branded international businesses, working with companies including the Gillette Company, HJ Heinz, Diageo, Seagram and Rothschild in territories including Europe, the USA, South East Asia and Australia. He has recently announced he is standing down as the CEO of Scottish and Newcastle and returning to his native Australia during 2008. Tony brings to the Billabong Board a proven track record as a high profile CEO as well as an ideal balance of strategic leadership and international experience in both developed and emerging markets. I take this early opportunity to welcome Tony to the Board and look forward to his future contributions.

Finally, I would like to thank all of our staff globally for their continued contribution to the success of this business. This Company has some of the most outstanding talent in the boardsport sector. Their dedication and commitment in driving performance while maintaining the unique culture of the business is both appreciated and respected.

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

CEO's Address to the Annual General Meeting of Billabong International Limited

Good morning to all shareholders and thank you for your attendance.

It is pleasing to be standing before you today to reaffirm that the strong growth that has defined Billabong's financial performance over past years remains intact. Indeed, 2006-07 was a year in which all key measures showed excellent growth. Sales lifted 20.1% in reported terms, or 24.1% in constant currency terms, to $1.22 billion; EBITDA was up 10.1%, or 13.6% in constant currency terms, to $259.1 million; and net profit after tax was up 14.6%, or 19.2% in constant currency terms, to $167.2 million. All regions contributed to the result, with constant currency sales growth of more than 20% in each of the Americas and Australasia and more than 30% in Europe. Pleasingly, the Group's consolidated gross margins remained extremely healthy at 53.3%.

Against a backdrop of strong growth, it is worthwhile revisiting how we arrived here. Billabong has been working to a very defined and successful strategy for many years. Ours is a proud Australian company operating in a global marketplace and the opportunities for the Billabong brand and others in the Group remain as strong as ever. Some years ago the Company reasoned that it would have to reduce its reliance on the Billabong brand and this triggered the development of a strong portfolio of brands. Today, more than 40% of Group sales come from brands other than Billabong. Similarly, the Company took the decision some years ago to reduce its reliance on sales in Australia by investing in major offshore regions. Today, more than 75% of Group sales are generated in markets outside Australia. More recently, in an effort to service global demand in areas where there are few or no appropriate retailers, the Company sought to develop its own retail presence. Today, this division generates 16% of Group sales.

I bring this up to remind all shareholders that this is a Company working to a clear, long term goal and we remain extremely successful in the execution of our strategy. Internally, we continue to run models focusing on the long term and how our Group will look in the future when we have sales revenue of $2 billion or even $3 billion, how we will retain our world-leading margins, how we will evolve our brand portfolio and how we will service demand. While others may look at short-term business influences such as currency fluctuations, let me assure you we remain focused on outcomes that will drive this business well into the future.

Returning to the 2006-07 year, the Group took the opportunity to expand into the emerging Asian region. This was undertaken through the purchase of the previously licensed businesses in the territories of Singapore and Malaysia, the resumption of the licensed business in Indonesia, as well as the establishment of supporting infrastructure in Hong Kong and within the Australian business. While it remains early days in the expansion into Asia, the investments have proved profitable and the Company has confidence in the region's long-term growth potential.

Shortly after last year's Annual General Meeting, the Company announced the acquisition of the Amazon retail chain in New Zealand. This 19-store business, the largest surf retail chain in New Zealand, has proved to be a strong addition to the Group. Sales have performed in line with expectations, while several of the Group's emerging brands have been afforded the opportunity to lift their visibility in the New Zealand market.

Just prior to the close of the financial year, the Company also announced the conditional purchase of the licensed business in South Africa. With final completion expected shortly, the business is performing in line with expectations ahead of the transition to a Company-owned operation.

While on acquisitions, last month the Group also announced the purchase of Xcel, a premium wetsuit and technical watersport accessory brand based in Hawaii. While the brand is expected to contribute only 1% to Group revenue in the 2007-08 financial year, it is an emerging brand and one that introduces further technical expertise into the Group. To give you a feel for the success of the brand to date, Xcel was this year awarded the "Wetsuit of the Year' title at the annual Surf Industry Manufacturers' Association conference ... and I should also note that Billabong USA was named Company of the Year. On behalf of Billabong I would like to take this opportunity to formally welcome Xcel to the Group and we look forward to contributing to the growth of the brand.

Back to the 2006-07 year, the Group's established brands continued to perform broadly in line with expectations. The Billabong brand remained one of the world's leading youth apparel brands and experienced double-digit sales growth. Element was impacted by changes at its largest account in the USA, however, this was largely offset by strong sales growth in the independent specialty retail channel. The Nixon brand maintained its position as the leading premium watch brand in the boardsport channel, while Von Zipper eyewear, Honolua apparel and Kustom footwear each had double-digit sales growth.

I'll now turn to the outlook for the Company. At the release of Billabong International's annual results in August I indicated the Company was anticipating earnings per share growth of 15% in constant currency terms in the 2007-08 financial year. The additional nine weeks of visibility since that announcement gives me the confidence to reconfirm the guidance. The business has maintained good momentum in all regions, including the much-talked about US market where sales have been strong, particularly in August and September.

However, I will point to two factors that will impact the reported numbers.

Firstly, as already indicated by the Chairman, the rapid rise of the Australian dollar against the US dollar in recent months – together with, to a lesser extent, the appreciation of the Australian dollar against the Euro – will adversely impact the translation of profits. As previously advised to the market, for every 1 cent increase in the average full year rate for the Australian dollar against the US dollar, net profit after tax decreases by 0.7%, while for the Euro the effect is a decrease of 0.4%. Currently, against the US dollar the Australian dollar is more than 10 cents higher than the 78 cents at which last year's profit was translated.

Secondly, when you look at the first half in isolation, some of you will recall that in the corresponding half last year we had one-off tax benefits totalling $6.3 million. That means our first-half result in the 2007-08 financial year will be measured off a much larger base.

Assuming exchange rates do not fluctuate materially from their current levels, the effect of these two factors will translate into negative reported earnings per share growth in the first half, despite good underlying growth. Based on the same assumptions, reported earnings per share growth over the full 2007-08 financial year is expected to be in the range of 5% to 10%.

So, just to be clear, our previous guidance of 15% constant currency earnings per share growth remains for 2007-08. It is the reported number that will be lower, depending on how currencies ultimately fluctuate.

May I end this address by thanking our shareholders for their ongoing support of the Company. You are investors in a Company with a significant international presence in over 100 countries and this has helped position Billabong International as one of the most consistent, long-term performers on the Australian Securities Exchange.

STOCK EXCHANGE ANNOUNCEMENT

26 October 2007

ANNUAL GENERAL MEETING RESOLUTIONS

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Billabong International Limited wishes to advise that all resolutions on the Notice of Annual General Meeting were unanimously passed today on a show of hands at the Annual General Meeting of the Company.

In respect of each voted resolution, the proxy summary is as follows:

RESOLUTION 2 – RE-ELECTION OF DIRECTORS - Mr TED KUNKEL

Proxies available to vote for the resolution:	139,457,110
Proxies available to vote against the resolution:	1,789,957
Proxies available with open vote (proxy's discretion):	574,110
Total number of proxy votes available to be executed by all proxies validly appointed:	141,821,177
Proxies to abstain on the resolution:	741,519

RESOLUTION 3 – RE-ELECTION OF DIRECTORS – Mr ALLAN McDONALD

Proxies available to vote for the resolution:	139,224,083
Proxies available to vote against the resolution:	2,021,776
Proxies available with open vote (proxy's discretion):	575,110
Total number of proxy votes available to be executed by all proxies validly appointed:	141,820,969
Proxies to abstain on the resolution:	741,727

RESOLUTION 4 – REMUNERATION REPORT

Proxies available to vote for the resolution:	133,956,961
Proxies available to vote against the resolution:	8,713,032
Proxies available with open vote (proxy's discretion):	579,906
Total number of proxy votes available to be executed by all proxies validly appointed:	143,249,899
Proxies to abstain on the resolution:	798,223

RESOLUTION 5 – AWARD OF SHARES TO Mr DEREK O'NEILL UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	118,162,744
Proxies available to vote against the resolution:	24,196,061
Proxies available with open vote (proxy's discretion):	571,891
Total number of proxy votes available to be executed by all proxies validly appointed:	142,930,696
Proxies to abstain on the resolution:	1,114,937

RESOLUTION 6 – AWARD OF SHARES TO Mr PAUL NAUDE UNDER THE BILLABONG EXECUTIVE PERFORMANCE SHARE PLAN

Proxies available to vote for the resolution:	118,160,894
Proxies available to vote against the resolution:	24,196,161
Proxies available with open vote (proxy's discretion):	571,891
Total number of proxy votes available to be executed by all proxies validly appointed:	142,928,946
Proxies to abstain on the resolution:	1,116,687

Maria Manning
Company Secretary

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

BILLABONG COMPLETES LICENSEE PURCHASE

Gold Coast, 29 October 2007: Billabong International Limited today announced it has completed the purchase of its formerly licensed business in South Africa. The agreement to undertake the acquisition was announced on 29 June 2007 and was subject to several conditions precedent. All conditions have now been satisfied.

Maria Manning
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Fergus Allan McDonald
Date of last notice	19/9/2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director of the Trustee Lawnsong Pty Ltd (Lawnsong Super Fund a/c) and beneficiary of the superannuation fund.
Date of change	22 November 2007
No. of securities held prior to change	122,500 6,000 (Director of Trustee Company) **128,500 Total Relevant Interest**
Class	Fully paid ordinary listed shares
Number acquired	1,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$14,060
No. of securities held after change	122,500 7,000 (Director of Trustee Company) **129,500 Total Relevant Interest**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED
ABN 17 084 923 946

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	16 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant.
Date of change	20 November 2007
No. of securities held prior to change	29,081,450 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Class	Fully paid ordinary shares
Number acquired	66,382
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$936,505.35
No. of securities held after change	29,147,832 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

BNE5_379428_1 (W2003)

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BILLABONG INTERNATIONAL LIMITED**
ABN	**17 084 923 946**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Derek O'Neill
Date of last notice	24 September 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	8 November 2007
No. of securities held prior to change	469,049 (ANZ Nominees Limited) 522,572 (Derek O'Neill) 45,496 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) 44,123 (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **1,081,240 TOTAL FULLY PAID ORDINARY SHARES**
Class	Fully paid ordinary listed shares
Number acquired	35,200
Number disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$500,896	
No. of securities held after change	469,049 557,772 45,496 44,123 **1,116,440**	(ANZ Nominees Limited) (Derek O'Neill) (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2008, provided the performance hurdles have been met) (Derek O'Neill – shares will vest after the three year performance period end date of 30 June 2009, provided the performance hurdles have been met) **TOTAL FULLY PAID ORDINARY SHARES**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	NIL
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity **BILLABONG INTERNATIONAL LIMITED**	
ABN 17 084 923 946	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	2 March 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant.
Date of change	12 November 2007
No. of securities held prior to change	29,011,450 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Class	Fully paid ordinary shares
Number acquired	70,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$980,424.77
No. of securities held after change	29,081,450 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BILLABONG INTERNATIONAL LIMITED	
ABN 17 084 923 946	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gordon Stanley Merchant
Date of last notice	22 November 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held by Gordon Merchant No.2 Pty Ltd as trustee for others including Gordon Merchant.
Date of change	21 November 2007 22 November 2007 23 November 2007
No. of securities held prior to change	29,147,832 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Class	Fully paid ordinary shares
Number acquired	3,618 6,382 15,357 Total: 25,357
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$51,109.54 $89,411.82 $215,326.97

+ See chapter 19 for defined terms.

BNES_379428_1 (W2003)

No. of securities held after change	29,173,189 Gordon Merchant No.2 Pty Ltd 2,268,994 GSM Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

END